UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FAMILY BENEFIT LIFE INSURANCE COMPANY
(Name of Subject Company (Issuer))

TRINITY LIFE INSURANCE COMPANY
(Names of Filing Persons (offerors))

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gregg Zahn
7633 East 63rd Street
Suite 230
Tulsa, Oklahoma  74103
(918)249-2438
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
P. David Newsome, Jr.
Hall Estill Hardwick Gable Golden & Nelson
320 South Boston, Suite 200
Tulsa, OK  74103
Tel: (918)594-0831
Fax: (918)594-0505

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,793,162	$1,959.00

(1) Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 886,259 shares of common stock, par value $1.00 per share, at $11.05 per share. The share numbers are based on representations made by the Company to Purchaser and Parent as of September 30, 2011.

(2) Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 1/50th of 1%.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.  2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Trinity Life Insurance Company, a corporation organized under the laws of Oklahoma (“Purchaser”), for all of the outstanding common stock, $1.00 par value (the "Shares"), of Family Benefit Life Insurance Company, a Missouri corporation (the "Company"), at a price of $11.05 per Share net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated November 10, 2011 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements, collectively constitute the "Offer."

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Amendment No. 2 to Schedule TO.

This Amendment No. 2 is a final amendment pursuant to Rule 14d-3(b)(2).  It is being filed to amend and supplement Items 1 through 9, 11 and 12 as reflected below.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

Items 1 through 9 and 11 of the Schedule TO is hereby amended and supplemented to include the following:

On midnight, Jefferson City, Missouri time on Wednesday, December 21, 2011, a subsequent offering period provided by the Purchaser under the terms of the Offer, Rule 14d-11, and Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on December 12, 2011 (“Subsequent Offering Period”) expired as scheduled.  The Subsequent Offering Period followed the expiration of the original Offer on December 9, 2011.  During the Subsequent Offering Period, the Purchaser offered to purchase Shares for the price of $11.05 per Share net to Seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase (other than the Minimum Condition which have been satisfied).

The Subsequent Offering Period was not extended nor was any other subsequent offering period provided.  Prior to the Subsequent Offering Period, the Purchaser had accepted tenders of approximately 700,000 Shares tendered during the original Offer, which represented approximately 79% of the issued and outstanding Shares not owned by Purchaser and brought the Shares held by the Purchaser to approximately 1,100,000 shares, or approximately 85% of the 1,287,640 Shares issued and outstanding.

During the Subsequent Offering Period, the Purchaser accepted and promptly paid for all Shares tendered.  According to the information provided by the Depository, as of the expiration of the Subsequent Offering Period, an additional total of approximately 170,000 Shares were validly tendered and not validly withdrawn prior to the expiration of the Subsequent Offering Period, which represented approximately an additional 19% of the issued and outstanding Shares not owned by Purchaser.  This brings to approximately 870,000 Shares purchased in the Offer, which represented approximately 98% of the issued and outstanding shares not owned by Purchaser and, when added to the Shares owned by the Purchaser before the Offer, amounts to the ownership of approximately 1,270,000 Shares by the Purchaser, which represented approximately 99% of the 1,287,640 of the issued and outstanding Shares of the Company.

The press release announcing the expiration of the Subsequent Offering Period and Purchaser’s acceptance of all Shares validly tendered and not validly withdrawn for payment is attached hereto as Exhibit (a)(1)(F)-1.

Purchaser and the Company intend to promptly take the steps necessary to complete a merger of Purchaser with the Company under Missouri law, without a meeting of the Company’s shareholders.  Upon the closing of the merger, Purchaser will acquire all the remaining approximate 18,000 Shares of the Company for $11.05 per Share.

(continues on next page)

Item 12.    Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(1)(F)-1	Joint Press Release of Trinity Life Insurance Company and First Trinity Financial Corporation, dated December 28, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINITY LIFE INSURANCE COMPANY

By:	/s/ GREGG ZAHN
Name:	Gregg Zahn
Title:	Chief Executive Officer

Date:	December 28, 2011

EXHIBIT INDEX

(a)(1)(F)	-1	Joint Press Release of Trinity Life Insurance Company and First Trinity Financial Corporation, dated, December 28, 2011.